June 19, 2006


Mail Stop 4561


Jeremy Seitz
President and Chief Executive Officer
Somebox, Inc.
54 Ludlow Street, 4th Floor
New York, NY 10002

      Re:	Somebox, Inc.
      Amendment no. 3 to Registration Statement on Form SB-2
      Filed May 31, 2006
		File No. 333-132107


Dear Mr. Seitz:

      We have reviewed your amendment and have the following comment.


Form SB-2
Recent Sales of Unregistered Securities
1. Please refer to prior comment 10 of our letter dated May 22, 2006.
We note your revised disclosure. Clarify that there were seven accredited investors in the spring 2005 issuance. Revise your disclosure to clearly indicate that Somebox determined that the other purchasers were sophisticated. In this regard, we suggest that your current disclosure regarding purchaser representatives is confusing given that there is no such concept in 4(2).








      You may contact Craig Wilson, Senior Assistant Chief
Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

      					Sincerely,



      Barbara C. Jacobs
Assistant Director

CC:	Gary B. Wolff, P.C.
	805 Third Avenue
	New York, NY 10022
	Facsimile no.: (212) 644-6498
Jeremy Seitz
Somebox, Inc.
June 19, 2006
Page 2 of  2